UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
CPEX Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
12620N104

(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          ☐ Rule 13d-1(b)
          ☐ Rule 13d-1(c)
          ☑ Rule 13d-1(d)
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12620N104	SCHEDULE 13G	Page	2	of	5 Pages

1	NAME OF REPORTING PERSON James R. Murphy I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		132,418*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		132,418*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

132,418 shares*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.18%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*	Includes 10,000 vested options and 5,250 vested restricted stock units held by Mr. Murphy at December 31, 2009 and 1,211 shares of common stock held in an individual retirement account.
Item 1(a). Name of Issuer:

CUSIP No.	12620N104	SCHEDULE 13G	Page	3	of	5 Pages
CPEX Pharmacecuticals, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
2 Holland Way
Exeter, New Hampshire 03833
Item 2(a). Name of Person Filing:
James R. Murphy
Item 2(b). Address of Principal Business Offices or, if none, Residence:
120 Portsmouth Avenue
Exeter, NH 03833
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share
Item 2(e). CUSIP Number:
12620N104
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned:
Mr. Murphy has direct beneficial ownership of 132,418 shares, which includes 10,000 vested options, 5,250 vested restricted stock units at December 31, 2009 and 1,211 shares of common stock held in an individual retirement account.
     (b) Percent of class:

CUSIP No.	12620N104	SCHEDULE 13G	Page	4	of	5 Pages
5.18%, which is calculated based on 2,540,728 shares of common stock outstanding as of February 10, 2010.
     (c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

Mr. Murphy has sole voting power over 132,418 shares.

(ii)	Shared power to vote or direct the vote:

None.

(iii)	Sole power to dispose or to direct the disposition of:

Mr. Murphy has sole power to dispose or to direct the disposition of 132,418 shares.

(iv)	Shared power to dispose or to direct the disposition of:

None.

Item 5.	Ownership of Five Percent or Less of a Class.
                    Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
                    Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                    Not applicable.
Item 8. Identification and Classification of Members of the Group.
                    Not applicable.

Item 9.	Notice of Dissolution of Group.
                    Not applicable.

Item 10.	Certification.
                    Not applicable.

CUSIP No.	12620N104	SCHEDULE 13G	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2010

By:	/s/ James R. Murphy
James R. Murphy